GEMINI
VALUATION SERVICES

10900 WILSHIRE BOULEVARD, SUITE 300
Los Angeles, CA 90024

T 310-696-4001
F 323-784-7848
www.geminivaluationservices.net

March 13, 2008

Mr. Matt Natalizio
Chief Financial Officer
Tix Corporation
12001 Ventura Place
Suite 340
Studio City, CA 91604

Dear Mr. Natalizio,

This letter hereby gives full consent to Tix Corporation to refer to or quote, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document all previously completed reports issued by Gemini Valuation Services, LLC to Tix Corporation. These reports and conclusions are not intended by GVS, and should not be construed by the reader, to be investment advice in any manner whatsoever.

Sincerely,

Jim Dykstra
Principal, Director of Business Development
Gemini Valuation Services, LLC

10900 Wilshire Blvd. Suite 300

Los Angeles, CA 90024

T: 310-694-4001

F: 323-784-7848